Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-142960

Health Net, Inc.

Pricing Term Sheet

Issuer:	Health Net, Inc.
Title:	6.375% Senior Notes due 2017
Size:	$300,000,000
Maturity:	June 1, 2017
Coupon:	6.375%
Price:	99.769% of face amount
Yield to maturity:	6.406%
Spread to Benchmark Treasury:	1.70%
Benchmark Treasury:	4.500% due 05/15/17
Benchmark Treasury Price and Yield:	98-12, 4.706%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2007
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 30 basis points
Settlement:	T+3; May 18, 2007
CUSIP:	422248AA2
Ratings:	Ba2/BB+

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533, Banc of America Securities LLC toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

1